Digital World Acquisition Corp.

3109 Grand Ave #450

Miami, FL 33133

VIA EDGAR

August 24, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Larry Spirgel

Joshua Shainess

Jeffrey Kauten

Re: Digital World Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed August 22, 2022

File No. 001-40779

Dear Messer Spirgel, Shainess and Kauten:

Digital World Acquisition Corp. (the “Company,” “Digital World,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 23, 2022, regarding Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on August 22, 2022. For your convenience, we have repeated below your comment in bold and have followed the comment with our response.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1.

We note your response to prior comment number 1. While the registration rights agreement referenced in your response contemplates a delay in the effectiveness of the resale registration statement there is no corresponding provision in the securities purchase agreement. In this regard, Section 2.3(b)(iii) contemplates the “concurrent” closing of the Business Combination and on the PIPE resale registration statement being declared effective no later than the closing of the Business Combination. Accordingly, please revise to provide prominent cautionary language and risk factor disclosure highlighting the risks associated with the parties needing to restructure the PIPE and the securities purchase agreements, and the consequences to the parties if the PIPE investors decline to proceed.

In response to the Staff’s comment, attached hereto as Exhibit A is a changed-pages-only redline showing the proposed revisions to the Proxy Statement.

Additionally, based on discussions with Staff, attached as Exhibit B is a redacted list of foreign investors in the sponsor, which was inadvertently omitted from from our prior response. The Company has provided to the Staff, under separate cover on a confidential and supplemental basis, the names all foreign investors in the sponsor, as well as, to the extent that any such investors are entities, the names of the natural persons controlling such entities. Such materials are not, and will not be, filed with or deemed to be part of the Proxy Statement. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 will also be made by Ellenoff Grossman & Schole LLP on behalf of the Company.

***

We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Barry Grossman, Esq., at bigrossman@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP

2